FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 2, 2017, announcing that Gilat and Hughes unveil High Performance Dual-Band Aero Antenna for In-Flight Connectivity (IFC) at Satellite 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 2, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat and Hughes to Unveil High Performance Dual-Band Aero
Antenna for In-Flight Connectivity (IFC) at Satellite 2017

Partnership offers a dual Ka- and Ku-band IFC antenna, agnostic to the underlying
VSAT/modem technology, enabling complete flexibility for true global connectivity services

Petah Tikva, Israel, Germantown, Md., March 2, 2017 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, and Hughes Network Systems, LLC (HUGHES), an EchoStar company (NASDAQ: SATS) and the global leader in broadband satellite technology networks and services, today announced a new high-performance dual Ka / Ku-band aero antenna agnostic to the underlying VSAT modem technology and service platform. The companies have been working together for nearly two years on the development of the antenna, which will be unveiled on the first day of the Satellite 2017 show.

The new antenna from Gilat and Hughes supports both Ka- and Ku-band on a single antenna platform while affording favorable weight and drag characteristics versus the use of two separate antennas.  The dual band capability enables continuous broadband connectivity for commercial aircraft traveling air routes that require a combination of Ka and Ku coverage to serve the full air route. The antenna further meets the volume requirements for radome line-fit installations on both Airbus and Boeing aircraft, while optimizing its aperture size under the available volume.

Gilat and Hughes are both offering the antenna to their respective customers integrated with their own aeronautical VSATs. The antenna was developed in accordance with Hughes’ RF and technical specifications and is compliant with open-standard specifications.  As such, it is fully interoperable with any aero modem. As part of the Gilat -- Hughes partnership, Gilat is responsible for the development and manufacturing of the antenna as well as the KRFU (RF unit) and KANDU (networking data unit) and related Part Manufacturing Authorization (PMA) licensing. Both companies are pursuing multiple Supplemental Type Certification (STC) partnerships with their customers.

“The Gilat/Hughes partnership has resulted in one of the most innovative development projects in the global IFC space,” said Michael (Miki) Barak, VP Mobility Division, at Gilat. “The antenna development is based on our long standing expertise in mobile satellite antennas and our industry leading aero transceivers and plays a key part in Gilat’s IFC strategy. We believe that the antenna will enable IFC service providers to select the most efficient satellite solution for global connectivity well into the future.”

“The new dual band aero antenna is valuable and important addition to our global aeronautical system” said Paul Gaske, Executive Vice President, North America at Hughes.  “With this new antenna, airlines will now be able to enjoy uninterrupted connectivity for even the most challenging air routes that span geographies that are not served by a single satellite frequency band.  This includes most trans-oceanic routes as well as major continental regions of the world such as Latin America, Asia and even Europe.  The new dual band antenna is a key component of our global aeronautical system and it will enrich our IFC offering worldwide.”

About Hughes Network Systems
Hughes Network Systems, LLC (HUGHES) is the global leader in broadband satellite technology and services for home and office. Its flagship high-speed satellite Internet service is HughesNet®, the world’s largest satellite network with over 1 million residential and business customers across North America and Brazil. For large enterprises and governments, the company’s HughesON® managed network services provide complete connectivity solutions employing an optimized mix of satellite and terrestrial technologies. The JUPITER™ System is the world’s most widely deployed High-Throughput Satellite (HTS) platform by leading providers operating on more than 20 satellites, as well as mobility and cellular backhaul applications. To date, Hughes has shipped more than 5.5 million satellite systems to customers in over 100 countries, representing approximately 50 percent market share.

Headquartered outside Washington, D.C., in Germantown, Maryland, USA, Hughes operates sales and support offices worldwide, and is a wholly owned subsidiary of EchoStar Corporation (NASDAQ: SATS), a premier global provider of satellite operations. For additional information about Hughes, please visit www.hughes.com and follow @Hughes_Corp on Twitter.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Hughes Network Systems
Doug Gunster
doug.gunster@hughes.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net